EXHIBIT 99.3
                                                                    ------------


                                ARC ENERGY TRUST

                     INFORMATION CIRCULAR - PROXY STATEMENT

                      FOR THE ANNUAL MEETING OF UNITHOLDERS
                      TO BE HELD ON WEDNESDAY, MAY 12, 2004


SOLICITATION OF PROXIES

         This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the "Trust"), for use at the Annual Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 12th day of May, 2004, at 3:30 p.m. (Calgary time) in the Belair Room at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

         The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under an amended and restated voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, ARC Resources Ltd. ("ARC Resources"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

         Instruments of Proxy must be received by ADP Investor Communications, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on March 31, 2004 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

         The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND OFFICERS OF ARC RESOURCES. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF


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                                       2


MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP INVESTOR COMMUNICATIONS WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

         The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

         A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

         A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

         THE SOLICITATION IS MADE ON BEHALF OF MANAGEMENT OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of ARC Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

         The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

         IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

         The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

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                                       4


VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

         The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of May 16, 2003, between the Trustee and ARC Resources Ltd. (the "Trust Indenture").

         The Trust is authorized to issue 650,000,000 Trust Units. As at March 31, 2004, approximately 180,944,670 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units. As at March 31, 2004, one Special Voting Unit had been issued to the Exchangeable Shares Trustee. The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share. As at March 31, 2004 there were 1,977,169 Exchangeable Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

         When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

         To the best of the knowledge of the Trustee and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

         The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 0.4% (813,062 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 57.7% (1,141,135 Exchangeable Shares convertible into 1,753,708 Trust Units using the effective exchange ratio in effect on March 31, 2004 of 1.5361). Based upon the exchange ratio of 1.5361 in effect on March 31, 2004, directors and officers of ARC Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 2,566,770 Trust Units or 1.4% of the outstanding Trust Units and Exchangeable Shares of the Trust.

QUORUM FOR MEETING

         At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

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                                       5


APPROVAL REQUIREMENTS

         All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1.       APPOINTMENT OF TRUSTEE OF THE TRUST

         The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.       ELECTION OF DIRECTORS OF ARC RESOURCES

         The articles of ARC Resources provide for a minimum of three directors and a maximum of nine directors. There are currently eight directors and the Board of Directors of ARC Resources has determined to leave the number of directors at eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.

         The eight (8) nominees for election as directors of ARC Resources by Unitholders are as follows:

         Walter DeBoni
         John P. Dielwart
         John M. Beddome
         Frederic C. Coles
         Fred J. Dyment
         Michael M. Kanovsky
         John M. Stewart
         Mac H. Van Wielingen

         The names and municipalities of residence of the eight (8) persons nominated for election as directors of ARC Resources by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in ARC Resources, the period served as director and the principal occupation of each are as follows:

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                                       6

                                    Number of
                                   Trust Units
                                   Beneficially
   Name and Municipality             Owned or            Offices Held and Time as
       of Residence                Controlled(5)                 Director                        Principal Occupation
---------------------------        -------------       ----------------------------      -----------------------------------
Walter DeBoni(1)(3)(4)                   48,817        Vice Chairman of the              Vice-President, Canada Frontier &
Calgary, Alberta                                       Board and Director since          International Business of Husky
                                                       June 26, 1996                     Energy Inc. (a public oil and gas
                                                                                         company)

John P. Dielwart                        540,027(5)     President and Chief               President and Chief Executive Officer
Calgary, Alberta                                       Executive Officer and             of ARC Resources
                                                       Director since May 3, 1996

John M. Beddome(2)(4)                    56,000        Director since May 3, 1996        Independent Businessman
Calgary, Alberta

Frederic C. Coles(2) (3)                 64,780        Director since May 3, 1996        Independent Businessman
Calgary, Alberta

Fred J. Dyment(1)(2)                     12,187        Director since April 17, 2003     Independent Businessman
Calgary, Alberta

Michael M. Kanovsky(1)(2)               100,106        Director since May 3, 1996        Independent Businessman
Victoria, British Columbia

John M. Stewart(3)(4)(6)                234,036(5)     Director since                    Vice Chairman of ARC Financial
Calgary, Alberta                                       February 11, 1998                 Corporation (an investment management
                                                                                         company)

Mac H. Van Wielingen(1)(3)(4)(6)      1,074,991(5)     Director since May 3, 2003        Co-Chairman of ARC Financial Corporation
Calgary, Alberta                                       and Chairman since May 6,         (an investment management company)
                                                       2003

Notes:
(1)      Member of Audit Committee.

(2)      Member of Reserve Audit Committee.

(3)      Member of Human Resources and Compensation Committee

(4)      Member of Board Governance Committee.

(5) Messrs. Dielwart, Stewart and Van Wielingen beneficially own, directly or indirectly, or exercise control or direction over 242,444, 135,373 and 494,121 Exchangeable Shares, respectively, which are exchangeable into Trust Units as at March 31, 2004 at an exchange ratio of 1.53681, which are included in this number.

(6)      Member of Management Advisory Committee.

         The following comprises a brief description of the background of the directors of ARC Resources.

JOHN M. BEDDOME, B.Sc. Chem. Eng.: Mr. Beddome has been responsible for many significant projects in oil and gas exploration, production, transportation and processing during a career that included assignments as President of Dome Petroleum Ltd., Chairman of TransCanada Pipelines Ltd., CEO of Alberta Natural Gas Company Ltd. and other executive positions in the industry. Now an independent businessman and consultant, Mr. Beddome has served as a director of several major Canadian corporations. Mr. Beddome is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Beddome has been a Director of ARC Resources since 1996.

FRED C. COLES, B.Sc., P. Eng.: Mr. Coles is founder and President of Menehune Resources Ltd., having previously served as the Executive Chairman of Applied Terravision Systems Inc. to March 15, 2002. In

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                                       7


his earlier career Mr. Coles worked as a reservoir engineer for a number of oil and gas companies, prior to undertaking the role of Chairman and President of an engineering consulting firm specializing in oil and gas. Mr. Coles also sits as a Director on the board of Cequel Energy Inc., Deep Resources Ltd., Progress Energy Ltd., Crew Energy Inc., Starpoint Energy Inc., Grand Petroleum Inc., Masters Energy Inc. and High Point Resources Inc. and is a member of the Association for Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Coles has been a Director of ARC Resources since 1996.

WALTER DEBONI, P.Eng., MBA: Mr. DeBoni currently holds the position of VP, Canada Frontier & International Business, for Husky Energy Inc. He has held numerous top executive posts in the oil and gas industry. Mr. DeBoni holds a B.A.Sc. Chem. Eng. From the University of British Columbia, an MBA degree with a major in Finance from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. He is a past Chairman of the Petroleum Society of CIM, a past Director of the Society of Petroleum Engineers and has been a Director of ARC Resources since 1996.

JOHN P. DIELWART, B.Sc., P.Eng.: Mr. Dielwart is President and CEO of ARC Resources Ltd. and has overall management responsibility for the Trust. Prior to joining ARC Resources in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is the past Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary. He has been a director of ARC Resources since 1996.

FRED DYMENT: Mr. Dyment has 29 years experience in the oil and gas business and is currently an independent businessman. His past business career included positions as President and CEO for Maxx Petroleum and President and CEO of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. Mr. Dyment currently sits as a Director on the Boards of Tesco Corporation, Transglobe Energy Corp. and ZCL Composites Inc. He has been a Director of ARC Resources since 2003.

MICHAEL M. KANOVSKY, B.Sc., P.Eng., MBA: Mr. Kanovsky graduated from Queen's University and the Ivey School of Business. Mr. Kanovsky's business career included the position of VP of Corporate Finance with a major Canadian investment dealer followed by co-founding Northstar Energy Corporation and PowerLink Corporation (electrical cogeneration) where he served as Senior Executive Board Chairman and Director. Mr. Kanovsky is a Director of Bonavista Energy Trust, Devon Energy Corporation, Transalta Corporation and Pure Technologies Inc. He has been a Director of ARC Resources since 1996.

JOHN M. STEWART, B.Sc., MBA. Mr. Stewart is a founder and Vice-Chairman of ARC Financial Corporation where he holds senior executive responsibilities focused primarily within the area of private equity investment management. He holds a B.Sc. in Engineering from the University of Calgary and an MBA from the University of British Columbia. Prior to joining ARC Financial Corporation, he was a Director and Vice-President of a major national investment firm. His career and experience span over thirty years with a focus on oil and gas and finance. Mr. Stewart is a director of Progress Energy Ltd. Mr. Stewart has been a Director of ARC Resources since 1998.

MAC H. VAN WIELINGEN: Mr. Van Wielingen became chairman of ARC in 2003, prior to which he served as Vice-Chairman and Director of ARC Resources Ltd. since its formation in 1996. He is Co-Chairman and was a founder of ARC Financial Corporation in 1989. Previously Mr. Van Wielingen was a Senior

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                                       8


Vice-President and Director of a major national investment dealer responsible for all corporate finance activities in Alberta. He has managed numerous significant corporate merger and acquisition transactions, capital raising projects and equity investments relating to the energy sector. Mr. Van Wielingen is a director of Western Oil Sands Inc. and Resolute Energy Inc. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University. Mr. Van Wielingen has been a Director of ARC Resources since 1996.

3.       APPOINTMENT OF AUDITORS OF THE TRUST

         The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

REPORT ON EXECUTIVE COMPENSATION

         The Human Resources and Compensation Committee's mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning. The Committee, amongst its other responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer and approves and reports to the Board on the compensation of other executive officers of ARC.

         The Trust's compensation plan for all of its employees, including its executive officers is comprised of three components: base salary, annual incentives and long-term incentives. In aggregate, these components are a part of a strategy designed to achieve the following:

o to attract and provide incentives which encourage the performance and retention of highly skilled and qualified employees;

o to align compensation with corporate performance and therefore unitholders' interest; and

o to encourage retention of key people for the succession of senior management.

         The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees. The Trust participates in annual compensation surveys, conducted by independent consultants, of salary, benefits and other incentive programs of most major oil and gas companies in Canada. In addition, to ensure competitiveness, at various times the Trust has hired an independent compensation consulting firm to compare the various components of our compensation package to our peers.

         The Board has recently approved a change in the Trust's long-term incentive compensation. For the past five years the long-term component of compensation has consisted of the granting of trust unit incentive rights to directors, officers and employees as described in this document under the heading "Trust Unit Rights Plan". After carefully reviewing the old plan, current trends in long-term incentives and giving consideration to how to improve the alignment of the Trust's employees and unitholders' interests, the Board approved the adoption of a new trust unit award incentive plan. Under the new plan, an award of Trust Units purchased in the market, or their equivalent in cash, replaces the award of rights. The new plan is more fully described later in this document under the heading "Long Term Incentive Plan".

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                                       9


         The Trust maintains ownership guidelines for executive officers as a way of aligning executive and unitholder interests. The Chief Executive Officer is expected to own Trust Units representing three times annual base salary, while other executive officers are expected to own Trust Units representing two times base salary. In determining compliance with the guidelines, Exchangeable Shares are converted into Trust Units at the applicable exchange rate. For new officers, a time period of up to five years is provided to accumulate the required ownership. As of December 31, 2003 each executive was in compliance with the Trust Unit ownership guidelines.

         The Trust's compensation plan for its executive officers consists of the same three components that all employees of the Trust are entitled to. Total compensation for the executive officers was reviewed by the Human Resources and Compensation Committee and compared to the total compensation of similar positions for executives of other large Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive. Based on this review, no changes were made to the executives base salary in 2003. Total cash compensation is targeted at the 75th percentile of the comparative group of oil and gas companies for officers who are meeting or exceeding all of the performance expectations for their roles. The compensation of the Chief Executive officer is based on a broad range of performance criteria including the sustained corporate, operational and financial performance of the Trust over time, achievement of strategic objectives, visionary leadership and social responsibility.

         The foregoing report is respectfully submitted to Unitholders by the Human Resources and Compensation Committee:

         Walter DeBoni (Chair)
         Frederic Coles
         John Stewart
         Mac Van Wielingen

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation information for each of the chief executive officers of ARC Resources and the senior executive officers of ARC Resources other than the chief executive officer (collectively, the "Named Executive Officers") for the period January 1, 2003 to December 31, 2003.

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                                       10

                                       Annual Compensation         Long-Term Compensation
                                   --------------------------    --------------------------

                                                                                   Awards         Payout
                                                                                 ----------     ----------

                                                                                 Securities
                                                                    Other          under
                                                                    Annual       Trust Unit
                                   Salary(1)(2)      Annual      Compensation     Incentive        LTIP          All Other
Name and Principal Position             ($)         Bonus ($)     ($)(2)(3)        Rights        Payouts(4)     Compensation
---------------------------        ------------     ---------    ------------    ----------     ----------     ------------
John P. Dielwart                      360,000        300,000       250,000        135,000           Nil            Nil
President and Chief
Executive Officer

Steven Sinclair                       215,000        130,000       150,000         60,000           Nil            Nil
Vice-President, Finance and
Chief Financial Officer

Doug Bonner                           193,500        110,000       150,000         60,000           Nil            Nil
Vice-President, Engineering

Myron Stadnyk                         193,500        110,000       150,000         60,000           Nil            Nil
Vice-President, Operations

Susan Healy                           172,000        100,000       150,000         60,000           Nil            Nil
Vice-President, Lands

David Carey                           172,000        100,000       150,000         60,000           Nil            Nil
Vice-President, Business
Development


Notes:
(1)      For the period January 1, 2003 to December 31, 2003.

(2) Amounts exclude the value of perquisites and other personal benefits received by the Named Executive Officers, which benefits were not greater than 10% of the total salary and bonus for the period.

(3) Retention bonuses were payable by ARC Resources on August 28, 2002 as a result of the management internalization transaction.

(4)      There were no payments made under long-term incentive plans in 2003.


TRUST UNIT INCENTIVE RIGHTS GRANTED

         The following table sets forth details with respect to rights granted to the Named Executive Officers during 2003 pursuant to the Trust Unit Incentive Rights Plan of the Trust. See "Trust Unit Rights Incentive Plan".


                                 Trust Unit Incentive Rights Grants During the Most
                                         Recently Completed Financial Year

----------------------------------------------------------------------------------------------------------------------
                                             % of Total                        Market Value of
                      Securities Under       Trust Unit                     Securities Underlying
                         Trust Unit       Incentive Rights      Initial           Trust Unit
                      Incentive Rights       Granted to       Exercise or      Incentive Rights
                           Granted          Employees in      Base Price     on the Date of Grant      Expiration
        Name                 (#)           Financial Year    ($/Security)        ($/Security)             Date
----------------------------------------------------------------------------------------------------------------------
John P. Dielwart           135,000             4.50%             12.07              12.07           May 6, 2008
Steven Sinclair             60,000              2.0%             12.07              12.07           May 6, 2008
Doug Bonner                 60,000              2.0%             12.07              12.07           May 6, 2008
Myron Stadnyk               60,000              2.0%             12.07              12.07           May 6, 2008
Susan Healy                 60,000              2.0%             12.07              12.07           May 6, 2008
David Carey                 60,000              2.0%             12.07              12.07           May 6, 2008
----------------------------------------------------------------------------------------------------------------------


AGGREGATE TRUST UNIT INCENTIVE RIGHTS EXERCISED AND YEAR-END VALUES

         The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Trust Unit Incentive Rights and the value of the in-the-money Trust Unit Incentive Rights at December 31, 2003.


                             Aggregate Trust Unit Incentive Rights Exercised During The
                                     Most Recently Completed Financial Year and
                               Financial Year-end Trust Unit Incentive Rights Values

---------------------------------------------------------------------------------------------------------------------
                                                          Unexercised Trust Unit          Value of Unexercised
                           Securities      Aggregate         Incentive Rights            In-the-Money Trust Unit
                           Acquired on       Value               at FY-End             Incentive Rights at FY-End
                            Exercise       Realized                 (#)                            ($)
          Name                 (#)            ($)        Exercisable/Unexercisable      Exercisable/Unexercisable
------------------------- -------------- -------------- ---------------------------- --------------------------------
John P. Dielwart             18,333         129,614          90,000 / 240,000               317,600 / 747,550
Steven Sinclair                 -              -             60,000 / 110,000               310,800 / 341,400
Doug Bonner                  35,000         235,050          40,000 / 110,000               139,200 / 341,400
Myron Stadnyk                50,000         237,180          20,000 / 110,000                60,800 / 341,400
Susan Healy                     -              -             39,333 /  94,667               189,052 / 293,028
David Carey                  30,000         98,100           40,000 / 110,000               172,000 / 383,000
---------------------------------------------------------------------------------------------------------------------

         The value of the exercisable Trust Unit Incentive Rights (market value of Trust Units less exercise price) at December 31, 2003, was based upon the closing price of $14.74 for the Trust Units on December 31, 2003, being the last day of trading of the Trust Units in 2003, as quoted by the Toronto Stock Exchange.

REMUNERATION OF DIRECTORS

         The following table sets forth the aggregate retainer and attendance fees paid to and rights granted pursuant to the Trust Unit Incentive Plan of the Trust to each director during 2003.

---------------------------------------------------------------------------------------------------------------------
                                           Committee                        Board
                         Base Retainer       Chair        Committee      Attendance      Committee      Total Fees
                              Fee        Retainer Fee    Retainer Fee        Fee       Attendance Fee      Paid
---------------------------------------------------------------------------------------------------------------------
Walt DeBoni                19,500            11,250        1,125          20,700         20,100          72,675
John Beddome               17,500                 -        2,250          20,400         14,400          54,550
Fred Coles                 17,500             1,875        1,125          19,200         17,400          57,100
Fred Dyment                13,500             3,750        1,125          10,800          8,400          37,575
Michael Kanovsky           17,500                 -        2,250          18,000         12,000          49,750
Mac Van Wellingen          56,225            29,250        3,375          25,200         30,300         144,350
John Stewart               31,575            13,125        2,250          24,450         19,650          91,050
---------------------------------------------------------------------------------------------------------------------

         In the fiscal year of the Trust ended December 31, 2003, a total of $507,050 (2002 - $349,867) in fees were paid to the directors of ARC Resources.

TRUST UNIT RIGHTS INCENTIVE PLAN

         The trust unit rights incentive plan (the "Plan") as described below is being replaced by the Long Term Incentive Plan as defined and described under "Long Term Incentive Plan". No further rights will be issued under the Plan after March 24, 2004 and the terms of any outstanding rights will remain unchanged.

         The Board of Directors of ARC Resources and Unitholders have approved the Plan for directors, officers, employees or consultants of ARC Resources which permits the granting of rights to purchase up to a maximum of 8,000,000 Trust Units. The number of rights and the exercise price thereof is set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. The holder of Rights is entitled to participate in distributions which exceed 10% of the Trust's net Property, Plant and Equipment account on its balance sheet on an annualized basis. Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book Property, Plant and Equipment at the end of such calendar quarter result in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right. The Incentive Plan is administered by the Board of Directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

         During the year, the Trust granted 2,991,030 (2002 - 1,334,072) rights to directors, officers, employees and consultants to purchase Trust Units at exercise prices ranging from $11.59 to $14.74 (2002 - $11.47 to $12.80) per Trust Unit, subject to a downward adjustment to the extent that distributions to Unitholders in any given calendar quarter exceed 2.5 percent of the Trust's property, plant and equipment. Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to Unitholders exceeding 10 percent of the Trust's net book value of property, plant and equipment.

         A summary of the changes in rights outstanding under the Plan is as follows:

                                                                    Weighted
                                                                    Average
                                               Number of Rights     Exercise
                                                  (thousands)        Price
                                               ----------------    ----------

Balance, beginning of year                            3,041          $10.64
Rights granted                                        2,991          $12.15
Rights exercised                                       (901)          $8.89
Rights cancelled                                       (262)         $11.61
Balance before reduction of exercise price            4,869          $11.84
Reduction of exercise price                               0          ($0.55)
                                               ----------------    ----------
Balance, end of year                                  4,869          $11.29
                                               ================    ==========


         A summary of the Plan by year of issuance as at December 31, 2003 is as follows:

                                                  Number of Rights                                  Number of
   Exercise Price at           Adjusted              Outstanding       Remaining Contractual    Rights Exercisable
      Grant Date            Exercise Price           (thousands)       Life of Right (years)        (thousands)
   -----------------        --------------        ----------------     ---------------------    ------------------
       $ 8.20                    $4.58                     81                  0.33                     81
         9.10                     6.11                    103                  1.33                    104
        11.94                    10.24                    680                  2.34                    309
        12.57                    12.28                  1,114                  3.42                    309
        12.15                    11.77                  2,891                  4.39                      -
   -----------------        --------------        ----------------     ---------------------    ------------------
        12.09                    11.29                  4,891                  4.39                    803


LONG TERM INCENTIVE PLAN

         The board of directors (the "Board") of the Corporation has approved the adoption of a unit award incentive plan (the "Long Term Incentive Plan") of the Trust which authorizes the Trust to grant awards ("Unit Awards") of restricted Units ("Restricted Awards") and performance Units ("Performance Awards") to directors, officers, employees and consultants ("Service Providers") of the Trust and its affiliates. Restricted Awards vest annually over a three-year period and, upon vesting, entitle the holder to receive an amount in cash equal to the aggregate current market value (based on the closing price of the Units on the TSX on the trading day immediately preceding the vesting date of the Units) of the number of Units subject to the Restricted Award. Performance Awards vest on the third anniversary of the date of grant and, upon vesting, entitle the holder to receive an amount in cash equal to the aggregate current market value (based on the closing price of the Units on the TSX on the trading day immediately preceding the vesting date of the Units) of the number of Units subject to the Performance Award, which is dependent on the Total Unitholder Return (as defined in the Long Term Incentive Plan) and the Recycle Ratio (as defined in the Long Term Incentive Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies. The Long Term Incentive Plan has been adopted by the Board to replace the Trust's existing Trust Unit Rights Incentive Plan.

         Each Restricted Award will entitle the holder to receive an amount in cash equal to the aggregate current market value of the number of Units designated in the Restricted Award and such Units will vest and be delivered as to one-third on each of the first, second and third anniversary dates of the date of grant. Each Performance Award will entitle the holder to receive on the third anniversary of the date of grant an amount in cash equal to the aggregate current market value of the number of Units designated in the Performance Award multiplied by a Weighted Performance Multiplier (as defined in the Long Term Incentive Plan), which is based as to 75% on the percentile rank of the Trust's Total Unitholder Return relative to returns on trust units or common shares of members of the peer comparison group over the term of the Performance Award and as to 25% on the percentile rank of the Trust's Recycle Ratio relative to recycle ratios of members of the peer comparison group over the term of the Performance Award. If either percentile rank is less than 25, the contribution of the relevant performance measure to the weighted Performance Multiplier is zero and if either percentile rank is equal to or greater than 75, the contribution of the relevant performance measure to the Weighted Performance Multiplier is two.

         Recipients of the Unit awards may direct the cash payout to a specified brokerage firm to purchase Trust Units on the market, on the recipients' behalf. The Trust has agreed to pay all of the commissions and brokerage fees associated with such purchased Trust Units. Also, the Board may elect in certain circumstances to purchase Trust Units, as agent for holders of Unit Awards, on the market, and then deliver to the holders of Unit Awards the number of Trust Units to which the holders are entitled under their Unit Awards.

         The Long Term Incentive Plan provides for cumulative adjustments to the cash or number of Units to be paid pursuant to the Unit Awards on each date that distributions are paid in respect of the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit multiplied by the number of Units issuable immediately prior to the distribution payment date and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Units on the TSX for the ten (10) days on which the Units traded immediately preceding such date.

         In the event of a Change in Control of the Trust (as defined in the Long Term Incentive Plan), the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be paid immediately prior to the date upon which the Change of Control in completed. The Long Term Incentive Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

         The cost of the Long Term Incentive Plan to the Trust will be expensed in the Trust's financial statements on an annual basis.

EMPLOYMENT CONTRACTS

         The President and Chief Executive Officer and the other Named Executive Officers of ARC Resources are subject to terms of employment which continue indefinitely and provides for payment of the executive's annual base salary and participation in certain of the benefits provided by ARC Resources. Prior to the management internalization process there were formal management contracts with the manager. Subject to the review of the Human Resources and Compensation Committee and approval of the Board of Directors of ARC Resources, ARC Resources intends to prepare formal employment contracts with the President and Chief Executive Officer and other Named Executive Officers of ARC Resources, the intention being to continue the benefits provided in the former contracts. Among other things, such benefits provided that employment may be terminated without cause upon payment of a termination payment equal to 24 months for the President and Chief Executive Officer and 18 months for each of the other Named Executive Officers, of the annual base salary as at the month immediately preceding the termination date and an amount equal to 1/24 of all bonuses awarded to the executive in the 24 month period ending with the month in which the executive most recently received a bonus multiplied by the sum of 24 for the President and Chief Executive Officer and 18 for each of the other Named Executive Officers plus the number of months since the executive's most recent bonus and are also expected to provide for termination payments upon the occurrence of other events such as a change of control subject to certain conditions.

         Under the terms of the management internalization transaction on August 28, 2002, each executive was entitled to the payment of a retention bonus in the amount of $750,000 ($1,500,000 in the case of the President and Chief Executive Officer only), with bonus payable as to one-fifth on September 1 of each year starting in 2003 and ending in 2007, if the executive is still an employee of ARC Resources (or an affiliate thereof or of the Trust) at the applicable payment date and shall not be paid otherwise, provided however that any amount of the retention bonus which has not been paid shall be paid in full in the event of a change of control (as defined in the applicable agreement) of the Trust or ARC Resources on or as soon as reasonably possible after the occurrence of the change of control. As at December 31, 2003, retention bonuses aggregating $4 million were payable to executives.

PERFORMANCE CHART

         The following graph illustrates changes from December 31, 1998 to December 31, 2003, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Canadian Energy Trust Total Return Index, with all dividends and distributions reinvested.(1)

                         [GRAPHIC OMITTED - LINE CHART]


------------------------------------------------ ---------- --------------------------------------------------------
                                                                                                        Annualized
                                       1998/12    1999/12    2000/12    2001/12   2002/12    2003/12      Return
--------------------------------------------------------------------------------------------------------------------
ARC Energy Trust                        100.0      168.1      263.3      343.1     382.8      545.8       40.4%
S&P/TSX Composite Index                 100.0      129.7      137.7      118.5     101.7      126.8        4.9%
TSX Oil & Gas Producers Index           100.0      122.5      179.4      184.2     212.3      252.6       20.3%
S&P Canadian Energy Trust Total         100.0      158.7      245.0      265.0     345.2      526.4       39.4%
Return Index
--------------------------------------------------------------------------------- ----------------------------------

Note:

(1) The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 40.4% per annum to December 31, 2003 for an initial investment on December 31, 1998.

(2)      The S&P/TSX Composite Index was previously called the TSE 300 Index

CORPORATE GOVERNANCE

GENERAL

         In 1995, The Toronto Stock Exchange (the "TSX") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

         Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of ARC Resources.

                                           The Trust's
Corporate Governance Guidelines             Alignment                                     Commentary
-------------------------------            -----------             -----------------------------------------------------------
1.        The Board of Directors                 Yes               The mandate of the Board of Directors of ARC Resources
          should explicitly                                        (the "Board") expressly accepts responsibility for
          assume responsibility                                    overseeing the operation of the business and supervising
          for stewardship of the                                   management of ARC Resources, the other subsidiaries of
          Company, including the                                   the Trust and the Trust to the extent delegated to ARC
          following matters:                                       Resources under the Trust Indenture. In general terms,
                                                                   the Board, in consultation with the chief executive
                                                                   officer of ARC Resources (the "CEO"), defines the
                                                                   principal objectives of the Trust and monitors the
                                                                   management of the business and affairs of the Trust with
                                                                   the goal of achieving the Trust's principal objectives.

                                                                   The Board approves all significant decisions that effect
                                                                   the business prior to implementation and reviews the
                                                                   results.

                                                                   The Board has adopted a Code of Business Conduct and
                                                                   Ethics for the Trust and for its senior financial
                                                                   officers. Copies of the Code of Conduct and Ethics can be
                                                                   found on the web site at WWW.ARCRESOURCES.COM.

   a.     adoption of a strategic                Yes               The Board has assumed responsibility for the adoption of a
          planning process                                         strategic planning process through its review of forecasts and capital budgets from time to time, and approval of
                                                                   strategic plans which take into account, among other
                                                                   things, the opportunities and risks of the business.
                                                                   This review is performed on an annual basis and also
                                                                   in connection with material transactions undertaken by
                                                                   the Trust. At least one board meeting per year is
                                                                   devoted to discussing and considering the strategic
                                                                   plan, which takes into account the risk and
                                                                   opportunities of the business.

   b.     identification of                      Yes               The Board, the Audit Committee and the Management Advisory
          principal risks, and                                     Committee perform the functions of identification of the
          implementing risk                                        principal risks of the business of the subsidiaries of the
          management systems                                       Trust; the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the
                                                                   subsidiaries of the Trust. Directly and through the Audit
                                                                   Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.

                                           The Trust's
Corporate Governance Guidelines             Alignment                                     Commentary
-------------------------------            -----------             -----------------------------------------------------------
   c.     succession planning and                Yes               The Board is responsible for monitoring and reviewing the
          monitoring senior                                        performance of the CEO and senior leadership team and for
          management                                               ensuring adequate succession for their positions. The Human
                                                                   Resources and Compensation Committee is specifically
                                                                   mandated to ensure that appropriate executive succession
                                                                   planning and performance evaluation programs are in place
                                                                   and operating effectively. The Human Resources and
                                                                   Compensation Committee and the board conducts an annual
                                                                   review of the performance of the CEO. Senior leadership
                                                                   team performance evaluations are undertaken annually, by
                                                                   the CEO. The Human Resources and Compensation Committee in
                                                                   conjunction with the CEO and Human Resources Manager of the
                                                                   Trust will continue to develop a succession plan for senior management. The succession plan encompasses the
                                                                   identification of key roles and responsibilities and the
                                                                   planned development of certain individuals to fulfill those roles in the future. ARC Resources encourages senior
                                                                   management and other employees to participate in
                                                                   professional and personal development activities, courses
                                                                   and programs. The Board supports management's commitment to training and developing all employees.

   d.     communications policy                  Yes               The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the
                                                                   business, affairs and performance of the Trust in full
                                                                   compliance with all applicable legal requirements and has
                                                                   approved a formal disclosure policy for the Trust. The
                                                                   policy includes procedures for communicating with analysts by conference calls. The Board, directly or through the
                                                                   Audit Committee, approves major compliance and
                                                                   communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit Committee reviews financial risk
                                                                   management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.

   e.     integrity of internal                  Yes               The Board is specifically mandated to ensure processes are
          control and management                                   in place to monitor and maintain the integrity of the
          information systems                                      Trust's financial reporting, internal control and
                                                                   management information systems and performs this function
                                                                   through its regular board meetings and through the
                                                                   activities of the Audit Committee and the Management
                                                                   Advisory Committee in consultation with the management of
                                                                   ARC Resources.

                                           The Trust's
Corporate Governance Guidelines             Alignment                                     Commentary
-------------------------------            -----------             -----------------------------------------------------------
2.        Majority of directors                  Yes               The Board is presently comprised of eight (8) members.
          should be "unrelated",                                   The Board has determined after an analysis of all of the
          and how these                                            relationships of the directors with the Trust, ARC
          conclusions were reached                                 Resources and other subsidiaries of the Trust that seven
                                                                   (7) of its directors are "unrelated directors" within the
                                                                   meaning of the TSX Report. Mr. Dielwart is the President
                                                                   and CEO of ARC Resources and is therefore not unrelated.
                                                                   The remaining unrelated directors comply with the
                                                                   definition in the TSX Report which defines an unrelated
                                                                   director as a director who is independent of management and is free from any interest and any business or other
                                                                   relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from holdings of Trust Units. The Trust
                                                                   does not have a significant Unitholder. For additional
                                                                   information about each director, see "Election of Directors of ARC Resources".

3.        Appoint a Committee

   a.     responsible for the                    Yes               The Board Governance Committee's mandate explicitly
          nomination procedures                                    includes nomination procedures and orientation of new
          and orientation for new                                  members. The Board Governance Committee is comprised
          directors composed                                       solely of unrelated directors. The Committee is
          exclusively of outside                                   responsible for identifying and recommending new nominees
          (i.e., non-management                                    to fill vacancies on, or to add additional directors to,
          directors, the majority                                  the Board as required.
          of whom are unrelated

4.        Implement a process for                Yes               The Board Governance Committee has adopted a process for
          assessing the                                            the  assessment and evaluation of the performance and
          effectiveness of the                                     contribution of individual members of the Board and
          Board of Directors, its                                  evaluates on an ongoing basis the effectiveness of the
          committees and                                           Board and its committees.
          individual directors

5.        Provide orientation and                Yes               The mandate of the Board Governance Committee specifically
          education programs for                                   includes the development and periodic review of orientation
          new directors                                            and education programs for new directors.

6.        Consider size of Board                 Yes               The Board Governance Committee has determined that the
          of Directors, and                                        present size of the Board is appropriate as it is large
          impact of the number on                                  enough to permit a diversity of views without being too
          Board effectiveness                                      large to detract from the board's efficiency and
                                                                   effectiveness.

7.        Review compensation of                 Yes               The Board Governance Committee reviews annually the form
          directors                                                and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an
                                                                   effective director and changed the compensation in 2003.
                                                                   The Board Governance Committee benchmarks Directors
                                                                   compensation against compensation received by directors in similar positions. There is a minimum requirement for
                                                                   members of the Board to hold 10,000 Trust Units. For
                                                                   further information, see "Remuneration of Directors". The
                                                                   Board has set director compensation based upon
                                                                   recommendations from this committee.

8.        Committees should                      Yes               All of the members of all Board Committees are unrelated
          generally be composed                                    directors. For more information, see "Election of of
          outside directors                                        Directors of ARC Resources".

                                           The Trust's
Corporate Governance Guidelines             Alignment                                     Commentary
-------------------------------            -----------             -----------------------------------------------------------

9.        Appoint a committee                    Yes               The Board Governance Committee assists the Board in matters
          responsible for the                                      pertaining to the Trust's approach to governance issues,
          Trust's approach to                                      the organization and composition of the Board, the
          corporate governance                                     organization and conduct of Board meetings, and the
          issues                                                   effectiveness of the Board in performing and fulfilling
                                                                   its responsibilities by reviewing its overall governance
                                                                   practices and recommending changes to these principles.

10a.      Define limits to
          management's
          responsibilities by
          developing mandates for:

     i.   the Board of Directors                 Yes               The Board has developed and approved its mandate, which
                                                                   includes a description of its major goals and duties.

     ii.  the Chief Executive                    Yes               Annually the Human Resources and Compensation Committee and
          Officer                                                  the CEO define the main role of the position and identify
                                                                   the key functions for the CEO to fulfill in the next year.

     b.   Board of Directors                     Yes               The corporate objectives for which the CEO is responsible
          should approve the                                       are reviewed by the Board of Directors on an annual basis.
          Chief Executive
          Officer's corporate
          objectives

11.       Establish structures                   Yes               ARC Resources has an unrelated Chairman of the Board and an
          and procedures to                                        unrelated Chairman of the Board Governance Committee. The
          enable the Board of                                      Board has determined to meet quarterly without management
          Directors to function                                    present in order to ensure the functioning of the Board is
          independently of                                         independent of management. The committees of the Board
          management                                               meet independently of management when warranted.

12a.      Ensure an Audit                        Yes               The Board of Directors has established an audit committee
          Committee consisting of                                  comprised of four unrelated directors and has specifically
          non-management                                           defined its roles and responsibilities in its mandate. The
          directors has a                                          mandate of the Audit Committee specifies its objectives as
          specifically defined                                     follows:
          mandate and direct
          communication channels                                   o     to assist directors in meeting their responsibilities
          with external auditors                                         (particularly for accountability) in respect of the
                                                                         preparation and disclosure of the financial
                                                                         statements of the Trust and related matters;

                                                                   o     to provide better communication between directors and
                                                                         external parties;

                                                                   o     to ensure the external auditor's independence;

                                                                   o     to increase the credibility and objectivity of
                                                                         financial reports; and

                                                                   o     to strengthen the role of the outside directors by
                                                                         facilitating in depth discussions between directors
                                                                         on the Audit Committee, management and external auditors.

                                           The Trust's
Corporate Governance Guidelines             Alignment                                     Commentary
-------------------------------            -----------             -----------------------------------------------------------
                                                                   The Audit Committee's responsibilities include oversight
                                                                   of the nature and scope of the annual audit, to provide
                                                                   an assessment of qualifications and experience of audit
                                                                   firms available to perform the Trust's annual audit,
                                                                   management's reporting on internal accounting standards
                                                                   and practices, financial information and accounting
                                                                   systems and procedures, review of major financial
                                                                   reports, documents and statements and recommending, for
                                                                   Board of Director approval, the audited financial
                                                                   statements and other mandatory disclosure releases
                                                                   containing financial information. The Audit Committee
                                                                   has regular access to the internal accounting group of
                                                                   management and meets with the external auditors twice a
                                                                   year. The mandate of the Audit Committee expressly
                                                                   requires the approval by it of any non-audit assignments
                                                                   by the Trust to the external auditor.

13.       Ensures a Reserve Audit                Yes               The Board has established a Reserve Audit Committee
          Committee has been                                       comprised of four unrelated directors. The Reserve Audit
          mandated and has direct                                  Committee's responsibilities include reviewing the annual
          communication with                                       evaluation reports on the oil and gas reserves of the
          external oil and gas                                     Trust's subsidiaries, periodically reviewing the
          reserve evaluators                                       qualifications, experience and independence of the
                                                                   consulting engineering firms reporting on the Trust's
                                                                   oil and natural gas reserves and meeting with the
                                                                   engineers employed or otherwise retained by the Trust's
                                                                   subsidiaries who prepare such reports.

14.       Implement a system to                  Yes               The Board has determined that any director, with the
          enable individual                                        concurrence of the Board Governance Committee, can retain
          directors to engage                                      an outside advisor at the expense of ARC Resources.
          outside advisors at the
          Company's expense


OTHER ACTIVITIES OF THE BOARD OF DIRECTORS OF ARC RESOURCES

         The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture which includes substantially all management matters related to the Trust or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $10,000,000; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income.

         The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

         The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Board Governance Committee, the Management Advisory Committee, the Human Resources and Compensation Committee and the Reserve Audit Committee, all of which are entirely comprised of unrelated directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

         There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of the Manager or the Trustee to the Trust or ARC Resources at any time since July 11, 1996, the date of the initial public offering of Trust Units of the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of the Manager, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2003 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

         Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

         The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

         DATED March 31, 2004.


                                ARC ENERGY TRUST
                             BY: ARC RESOURCES LTD.



        /s/ John P. Dielwart                    /s/ Steven W. Sinclair
        --------------------------              -------------------------------
        (signed) John P. Dielwart               (signed) Steven W. Sinclair
        Director, President and                 Vice-President Finance and
        Chief Executive Officer                 Chief Financial Officer